                         SECURITIES EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                TYLER CORPORATION
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                         (Title of Class of Securities)

                                   902184 10 0
                                 (CUSIP Number)

                             Richmond Partners, Ltd.
                        Louis A. Waters, General Partner
                        520 Post Oak Boulevard, Suite 850
                              Houston, Texas 77027
                                 (713) 629-9172
       -------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  June 2, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7).

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

CUSIP NO. 902184 10 0                                         PAGE 2 OF 6 PAGES

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1   NAME OF REPORTING PERSON                             Richmond Partners, Ltd.
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)                                               (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS  (SEE INSTRUCTIONS)                              - WC - BK -

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                              [ ]

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6   CITIZENSHIP OR PLACE OF ORGANIZATION                           Texas, U.S.A.

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                7   SOLE VOTING POWER                              2,509,900*
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER                              -0-
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER                         2,509,900*


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                         -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON  2,509,900*

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES  (SEE INSTRUCTIONS)                                [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                        PN

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------------------------

* Includes 509,900 shares of Common Stock held directly by Louis A. Waters, individually, and a Stock Purchase Warrant exercisable for 2,000,000 shares of Common Stock held directly by Richmond Partners, Ltd.

CUSIP NO. 902184 10 0                                         PAGE 3 OF 6 PAGES

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1   NAME OF REPORTING PERSON                                  Louis A. Waters
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

--------------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    (SEE INSTRUCTIONS)                                               (a) [X]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
3   SEC USE ONLY

--------------------------------------------------------------------------------
4   SOURCE OF FUNDS (SEE INSTRUCTIONS)                               - AF -

--------------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) OR 2(e)                                            [ ]

--------------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION                             U.S.A.

--------------------------------------------------------------------------------
                7   SOLE VOTING POWER                                2,509,900*
  NUMBER OF
   SHARES
BENEFICIALLY   -----------------------------------------------------------------
  OWNED BY      8   SHARED VOTING POWER                              -0-
   EACH
 REPORTING
  PERSON       -----------------------------------------------------------------
   WITH         9   SOLE DISPOSITIVE POWER                           2,509,900*


               -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER                         -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON    2,509,900*

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES (SEE INSTRUCTIONS)                               [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)              7%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)                     IN

--------------------------------------------------------------------------------

-----------------------

* Includes 509,900 shares of Common Stock held directly by Louis A. Waters, individually, and a Stock Purchase Warrant exercisable for 2,000,000 shares of Common Stock held directly by Richmond Partners, Ltd.

CUSIP NO. 902184 10 0                                          Page 4 of 6 Pages

         The following statement of information ("Statement") is Amendment No. 1 to the Schedule 13D filed by Richmond Partners, Ltd. and Louis A. Waters on September 22, 1997. This Statement is being filed by Richmond Partners, Ltd. and Louis A. Waters pursuant to SEC Rule 13d-2(a) under the Securities Exchange Act of 1934, as amended. This Statement is being filed as a result of a partial liquidating distribution by Richmond Partners, Ltd. of 2,000,000 shares of the Common Stock of Tyler Corporation. Such partial liquidating distribution was made to the various partners of Richmond Partners, Ltd., of which Mr. Waters is one. As previously reported, Richmond Partners, Ltd. continues to beneficially own a Stock Purchase Warrant immediately exercisable for 2,000,000 shares of the Common Stock of Tyler Corporation at an exercise price of $2.50 (the "Stock Purchase Warrant"). Mr. Waters is filing this Statement jointly with Richmond Partners, Ltd. because he is its sole General Partner.

ITEM 1.  SECURITY AND ISSUER.

         The class of securities to which this Statement relates is the common stock, par value $.01 per share (the "Common Stock"), of Tyler Corporation, a Delaware corporation ("Tyler"), whose principal business address is 2121 San Jacinto Street, Suite 3200, Dallas, Texas 75201.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement is filed by Richmond Partners, Ltd., a Texas limited partnership ("Richmond Partners"), and Louis A. Waters. Mr. Waters' business address is 520 Post Oak Boulevard, Suite 850, Houston, Texas 77027. Mr. Waters' principal occupation is managing his investments. Mr. Waters is a director of Tyler.

         Mr. Waters also serves as the sole General Partner of Richmond Partners, whose principal business purpose is to acquire properties and securities for investment purposes. Richmond Partners directly holds the Stock Purchase Warrant and Mr. Waters directly holds 509,900 shares of Common Stock. The principal business address of Richmond Partners is 520 Post Oak Boulevard, Suite 850, Houston, Texas 77027.

         Neither Mr. Waters nor Richmond Partners has ever been convicted in a criminal proceeding. During the last five years, neither Mr. Waters nor Richmond Partners has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws. Mr. Waters is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The funds or other consideration by which Richmond Partners acquired the Common Stock were previously described in Richmond Partner's initial
Schedule 13D. With regard to the 509,900 shares of Common Stock that Richmond Partners distributed to Mr. Waters, Mr. Waters obtained financing to satisfy the acquisition indebtedness described in the initial schedule 13D from an unrelated commercial lender in the ordinary course of business. With regard to the other 1,490,100 shares of Common Stock not distributed to Mr. Waters, Richmond Partners distributed such shares to the other partners after such partners had made sufficient additional capital contributions to satisfy the acquisition indebtedness described in Richmond Partners' initial Schedule 13D, and otherwise in accordance with the partnership agreement. No funds or other consideration were otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, and neither Richmond Partners

CUSIP NO. 902184 10 0                                          Page 5 of 6 Pages

nor Mr. Waters, except for the transactions described herein, have made any prior acquisitions or dispositions of the Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION.

         The purpose of the disposition by Richmond Partners of 2,000,000 shares of the Common Stock was to make a partial liquidating distribution to the various partners of Richmond Partners. Pursuant to such partial liquidating distribution, Mr. Waters received 509,900 shares of Common Stock. Other partners in Richmond Partners received the remaining 1,490,100 shares of Common Stock. Richmond Partners continues to hold the Stock Purchase Warrant for investment purposes.

         The number of shares of Common Stock beneficially owned by Richmond Partners does not constitute a majority of the outstanding shares of Common Stock and is insufficient to permit it to exercise control over Tyler. In addition, Mr. Waters' position as a director of Tyler is insufficient to permit him to exercise control over Tyler.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) The aggregate number of shares of Common Stock outstanding is 35,534,274 shares, as of July 6, 1998. Richmond Partners is the beneficial owner of 2,509,900 shares of Common Stock, which is comprised of (i) 509,900 shares of Common Stock held directly by Mr. Waters and (ii) a Stock Purchase Warrant exercisable for 2,000,000 shares of Common Stock. Such shares and such Stock Purchase Warrant were acquired by Mr. Waters and Richmond Partners, respectively, in the transactions described in Item 3 above. Mr. Waters is the sole General Partner of Richmond Partners, and as such, is also the beneficial owner of such shares of Common Stock and such Stock Purchase Warrant, which together represent 7% of the total number of shares of Common Stock issued and outstanding.

         (b) Mr. Waters, both individually and in his capacity as the sole General Partner of Richmond Partners, retains the sole voting and investment power with respect to all of the Common Stock described in Item 5(a), above. However, Mr. Waters' pecuniary interest in the Common Stock that is the subject of the Stock Purchase Warrant is less than all of Richmond Partners' holdings of the Stock Purchase Warrant.

         (c) All the securities described in Item 5(a) above were initially acquired in the transactions described in the original Schedule 13D to which this Statement relates. On June 2, 1998, Mr. Waters acquired direct ownership of 509,900 shares of Common Stock pursuant to the partial liquidating distribution from Richmond Partners described in Item 4 of this Statement. On such date, Richmond Partners also distributed to the other partners 1,490,100 shares of Common Stock in connection with such partial liquidating distribution.

         (d) Other than the stock pledge described in Item 6, no other person is known to have the right to receive, or the power to direct the receipt of, dividends from or the proceeds from the sale of, the securities described herein as being beneficially owned by Richmond Partners and Mr. Waters.

         (e) Not applicable.

CUSIP NO. 902184 10 0                                          Page 6 of 6 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         As described in Item 2, above, Mr. Waters is the sole General Partner of Richmond Partners and, as such, he has the sole voting and investment power with respect to the securities to which this Statement relates. Subject to the following sentence, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Waters or Richmond Partners and any other person with respect to any securities of Tyler, including but not limited to transfer or voting of any of the securities, finders' fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, whether giving or withholding of proxies. A total of 300,000 shares of the Common Stock held by Mr. Waters is pledged to a commercial bank to secure indebtedness of Mr. Waters; none of the securities that are the subject of this Statement is otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities.

ITEM 7.  MATERIALS TO BE FILED AS EXHIBITS.

         The instruments filed as exhibits to the original Schedule 13D to which this Statement relates are hereby incorporated by reference herein. The following instrument is filed as an exhibit to this Statement:

         Exhibit "A" - Agreement in Writing in Accordance with SEC Rule 13d-1(f)(1)(iii).

ITEM 8.  SIGNATURE.

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this Statement is true, complete and correct.

Dated:  July 8, 1998

                                        RICHMOND PARTNERS, LTD.



                                        By: /s/ Louis A. Waters
                                           -------------------------------------
                                             Louis A. Waters, General Partner



                                        /s/ Louis A. Waters
                                        ----------------------------------------
                                        Louis A. Waters, Individually